May 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Komul Chaudhry and Arthur Sandel

Re:	Ally Auto Assets LLC

Amendment No. 1 to Registration Statement on Form SF-3

File No. 333-286053 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Ally Auto Assets LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on May 22, 2025 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Very truly yours,

ALLY AUTO ASSETS LLC

By:	/s/ Elliot Kahan
Name:	Elliot Kahan
Title:	President

Acceleration Request